Filed pursuant to Rule 433
Registration Nos. 333-167081, 333-167081-01
August 3, 2010
TECK RESOURCES LIMITED
Final Term Sheet
3.850% Notes Due 2017

Issuer:	Teck Resources Limited

Guarantor:	Teck Metals Ltd.

Size:	$300,000,000

Format:	SEC-Registered

Maturity:	August 15, 2017

Coupon (Interest Rate):	3.850%

Yield to Maturity:	3.858%

Spread to Benchmark Treasury:	+160 bps

Benchmark Treasury:	UST 2.375% due July 31, 2017

Benchmark Treasury Price and Yield:	100-24 / 2.258%

Interest Payment Dates:	February 15 and August 15

First Interest Payment Date:	February 15, 2011

Optional Redemption:	Make-whole call at T+25 bps at any time

Change of control:	101% of principal plus accrued interest

Price to Public:	$99.952

Settlement Date:	August 17, 2010

CUSIP / ISIN:	878742 AR6 / US878742AR68

Ratings:	See “Ratings of the Notes” below.

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

Lead Co-managers:	Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets Corporation RBS Securities Inc. UBS Securities LLC

Co-managers:	Barclays Capital Inc. BNP Paribas Securities Corp. CIBC World Markets Corp. Deutsche Bank Securities Inc. Mizuho Securities USA Inc. Scotia Capital (USA) Inc.

6.000% Notes Due 2040

Issuer:	Teck Resources Limited

Guarantor:	Teck Metals Ltd.

Size:	$450,000,000

Format:	SEC-Registered

Maturity:	August 15, 2040

Coupon (Interest Rate):	6.000%

Yield to Maturity:	6.013%

Spread to Benchmark Treasury:	+198 bps

Benchmark Treasury:	UST 4.625% due February 15, 2040

Benchmark Treasury Price and Yield:	110-05+ / 4.033%

Interest Payment Dates:	February 15 and August 15

First Interest Payment Date:	February 15, 2011

Optional Redemption:	Make-whole call at T+30 bps in whole or in part, at any time before February 15, 2040.

Callable in whole at 100% at any time on or after February 15, 2040.

Change of control:	101% of principal plus accrued interest

Price to Public:	$99.821

Settlement Date:	August 17, 2010

CUSIP / ISIN:	878742 AS4 / US878742AS42

Ratings:	See “Ratings of the Notes” below.

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

Lead Co-managers:	Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets Corporation RBS Securities Inc. UBS Securities LLC

Co-managers	Barclays Capital Inc. BNP Paribas Securities Corp. CIBC World Markets Corp. Deutsche Bank Securities Inc. Mizuho Securities USA Inc. Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com, calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, or calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.
Rating of the Notes
The following table discloses the expected credit ratings assigned to, and the outlook for, the notes by the following rating agencies:

	Ratings for the	Outlook for the
Rating Agency	Notes	Notes
Moody’s.	Baa3	Positive
S&P.	BBB	Stable
Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings expected to be accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will be granted or if granted remain in effect for any given period of time or that any such rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.
Moody’s Investor Services, Inc.’s (“Moody’s”) credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, debt securities rated Baa are subject to moderate risk. They are considered as medium-grade obligations and, as such, may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (—) sign to show relative standing within the major rating categories.